[LETTERHEAD OF AVIV REIT, INC.]

March 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aviv REIT, Inc. (the “Issuer”) hereby respectfully requests that the effective date of the Registration Statement on Form S-11 of the Issuer (Registration No. 333-185532) (as amended, the “Registration Statement”), be accelerated to Wednesday, March 20, 2013 at 3:00 p.m. (Eastern time) or as soon thereafter as may be practicable. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

The Issuer acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions with respect to this matter, please contact Robert L. Verigan at (312) 853-4348.

Very truly yours, AVIV REIT, INC.

By:	/s/ Craig M. Bernfield
Name:	Craig M. Bernfield
Title:	Chairman and Chief Executive Officer

Acceleration Request Letter